Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934
(AMENDMENT NO. 11)

D & E Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.16 per share
(Title of Class of Securities)

232860106
(CUSIP Number)

August 22, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]     Rule 13d-1(b)

     [X]      Rule 13d-1(c)

     [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 232860106

  Names of Reporting Persons

       I.R.S. Identification No. of above persons (entities only)

       The D & E Communications, Inc. Voting Trust f/k/a Denver and Ephrata Telephone and Telegraph Company Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002. The Voting Trust was terminated, effective August 22, 2005.

       IRS Identification Number:  23-6564795

  Check the appropriate box if a member of a group*

       (a)  [     ]

       (b)  [ X ]

  SEC use only

  Citizenship or Place of Organization

       Pennsylvania

  Number of Shares Beneficially Owned by Each Reporting Person with Sole Voting Power

       -0-

  Number Of Shares Beneficially Owned by Each Reporting Person with Shared Voting Power

       -0-

  Number of Shares Beneficially Owned By Each Reporting Person with Sole Dispositive Power

       -0-

  Number of Shares Beneficially Owned by Each Reporting Person with Shared Dispositive Power

       -0-

  Aggregate Amount Beneficially Owned by Each Reporting Person

       -0-

  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

       [     ]

  Percent of Class Represented by Amount in Row (9)

       0%

  Type of Reporting Person*

     00

Item 1.

          (a) Name of Issuer:  D & E Communications, Inc.

          (b) Address of Issuer's Principal Executive Offices:
                 124 East Main Street, P.O. Box 458,
                 Ephrata, Pennsylvania 17522-0458

Item 2.

          (a) Name of Person Filing:  The D & E Communications, Inc. Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002. The Voting Trust was terminated, effective August 22, 2005.

          (b) Address of Principal Business Office or, if None, Residence:
                 c/o Voting Trust, P.O. Box 458, Ephrata,
                 Pennsylvania 17522-0458

          (c) Citizenship: Pennsylvania

          (d) Title of Class of Securities: Common Stock, par value $0.16 per share

          (e) CUSIP Number: 232860106

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

          (a) [   ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b) [   ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

          (c) [   ]  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [   ]  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [   ]  An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);

          (f) [   ]  An employee benefit plan or endowment fund in accordance with Section 13d-1(b)(1)(ii)(F);

          (g) [   ]  A parent holding company or control person in accordance with Section 13d-1(b)(1)(ii)(G);

          (h) [   ]  A savings association defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [   ]  A church plan that is excluded from the definition of an investment company;

          (j) [   ]  Group, in accordance with Section 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

          (a) Amount Beneficially Owned:  0 shares

          (b) Percent of Class: 0%

          (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:  -0-

               (ii)  shares shared power to vote or to direct the vote:  -0-

               (iii)  sole power to dispose or to direct the deposition of:  -0-

               (iv)  shared power to dispose or to direct the deposition of:  -0-

Item 5. Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        N/A

Item 8. Identification and Classification of Members of the Group

        N/A

Item 9. Notice of Dissolution of Group

        The D & E Communications, Inc. Voting Trust, created pursuant to that certain Voting Trust Agreement dated as of November 19, 1992, amended as of December 31, 1995, and as further amended as of November 18, 2002. The Voting Trust was terminated, effective August 22, 2005. All further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

Item 10. Certification

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2005	The D&E Communications, Inc. Voting Trust By: /s/ W. Garth Sprecher W. Garth Sprecher Voting Trustee